SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                                  (RULE 13e-4)
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                                  Lumenis Ltd.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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       Options to Purchase Ordinary Shares, Par Value NIS 0.10 per share, with an exercise price equal to $6.00 per share or more
                         (Title of Class of Securities)

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                                   M6778Q 10 5
                      (Cusip Number of Class of Securities)
                          (Underlying Ordinary Shares)

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                                  Kevin Morano
              Executive Vice President and Chief Financial Officer
                                  Lumenis Ltd.
                                 375 Park Avenue
                            New York, New York 10152
                                  212-515-4180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                            Stephen B. Kaplitt, Esq.
                            Executive Vice President,
                           General Counsel & Secretary
                                 375 Park Avenue
                            New York, New York 10152
                                  212-515-4180

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
   Transaction valuation*                                Amount of filing fee**
         $3,403,516                                            $275.35
--------------------------------------------------------------------------------

      * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,140,527 Ordinary Shares, par value NIS
0.10 per above, of Lumenis Ltd. with a price of $6.00 or more, having an aggregate value of $3,403,516 as of March 24, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

      ** The filing fee was previously paid in connection with the initial filing of this Schedule TO on March 28, 2003.

      |X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:      $275.35   Filing party: Lumenis Ltd.

      Form or Registration No.:    5-49946   Date filed:   March 28, 2003

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third party tender offer subject to Rule 14d-1.

      |X| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

      This Amendment No. 1 (the "Amendment") to the Tender Offer Statement on Schedule TO filed by Lumenis Ltd., an Israeli company ("Lumenis"), with the Securities and Exchange Commission on March 28, 2003 (the "Schedule TO") amends and supplements the Schedule TO, as set forth below. The Schedule TO relates to the offer by Lumenis to eligible option holders to exchange all outstanding options to purchase Ordinary Shares of Lumenis granted under the 1999 Share Option Plan, the 2000 Share Option Plan and any other option plan of Lumenis that have an exercise price per share equal to $6.00 or more for new options to purchase Ordinary Shares (the "Offer").

      The Amendment extends the Expiration Date of the Offer and amends and supplements the Offer to Exchange, dated March 28, 2003 (the "Offer to Exchange") filed as Exhibit (a)(i) to the Schedule TO (and substantial portions of which are incorporated by reference into the Schedule TO) in certain additional respects.

Item 1. Summary Term Sheet

      Item 1 of the Schedule TO is (1) amended to change all references to the Expiration Date of the Offer in the "Summary Term Sheet" incorporated by reference into the Schedule TO from April 28, 2002 to May 7, 2003 (unless we extend it to a later date) and (2) amended and supplemented by the information set forth in the Supplement dated April 14, 2003 (the "Supplement") to the Offer to Exchange, attached to this Amendment (and thereby to the Schedule TO) as Exhibit (a)(x), under the caption "The Answer to Question 18 in the Summary of Terms is Supplemented," which information is hereby incorporated by reference in to Item 1 of the Schedule TO, as amended hereby.

Item 4. Terms of the Transaction.

      Item 4(a) of the Schedule TO is: (1) amended to change all references to the Expiration Date of the Offer from April 28, 2003 to May 7, 2003 (unless we extend it to a later date) and all references to the Grant Date to May 12, 2003 (or promptly thereafter), which is three business days after the Expiration Date, which date(s) are set forth in the following Sections of the Offer to Exchange incorporated by reference into the Schedule TO in response to this item: "Summary of Terms", Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures"), Section 4 ("Withdrawal Rights") and Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"); and (2) amended and supplemented by the information set forth in the Supplement under the captions "Submitting Your Election Form or Withdrawal Form," and "Acceptance of Options for Exchange and Cancellation and Issuance of New Options," which information is hereby incorporated by reference into Item 4 of the Schedule TO, as amended hereby.


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

Item 6. Purpose of the Transaction and Plans or Proposals.

      Item 6(b) of the Schedule TO is: (1) amended to change all references to the Expiration Date of the Offer from April 28, 2003 to May 7, 2003 (unless we extend it to a later date) and all references to the Grant Date to May 12, 2003 (or promptly thereafter), which is three business days after the Expiration Date, which dates are set forth in the following Section of the Offer to Exchange incorporated by reference into the Schedule TO in response to this item: Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"); and (2) amended and supplemented by the information set forth in the Supplement under the captions "Submitting Your Election Form or Withdrawal Form" and "Acceptance of Options for Exchange and Cancellation and Issuance of New Options," which information is hereby incorporated by reference into Item 6 of the Schedule TO, as amended hereby.

Item 10. Financial Statements.

      (a) Item 10 of the Schedule TO is amended and supplemented to add the Ratio of Earnings to Fixed Charges set forth in the Supplement under the caption "Additional Summary Financial Information," which information is incorporated herein by reference. The audited annual financial statements (including notes thereto) set forth on pages F-1 through F-50 of Lumenis' Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (which may be inspected and copies obtained as set forth in said Section 15 of the Offer to Exchange), are incorporated by reference into Item 10 of the Schedule TO, as amended hereby. The Summary Financial Information set forth in the Offer to Exchange under
Section 15 ("Information about Us"), as amended and supplemented by the Supplement (to include the Ratio of Earnings to Fixed Charges set forth therein), is also hereby incorporated by reference into Item 10 of the Schedule TO, as amended hereby.

Item 12. Exhibits

      Item 12 of the Schedule TO is hereby amended and supplemented to add the following new exhibits, which are filed with this Amendment No. 1 to the Schedule TO.

      Exhibit Number   Description
      --------------   -----------

      (a)(x) Supplement, dated April 14, 2003, to Offer to Exchange, dated March 28, 2003

      (a)(xi)          Updated Election Form

      (a)(xii)         Updated Withdrawal Form

      (a)(xiii)        Press Release announcing extension of the Expiration Date

      (a)(xiv) Lumenis intranet posting announcing extension of the Expiration Date


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO Tender Offer Statement is true, complete and correct.

                                       LUMENIS  LTD.


                                       By: /s/ Kevin Morano
                                          -----------------------------------
                                           Name:  Kevin Morano
                                           Title: Executive Vice President and
                                                   Chief Financial Officer

Date: April 14, 2003


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

                               INDEX TO EXHIBITS

      Exhibit Number   Description
      --------------   -----------

      (a)(x) Supplement, dated April 14, 2003, to Offer to Exchange, dated March 28, 2003

      (a)(xi)          Updated Election Form

      (a)(xii)         Updated Withdrawal Form

      (a)(xiii)        Press Release announcing extension of the Expiration Date

      (a)(xiv) Lumenis intranet posting announcing extension of the Expiration Date


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